

Andrew K. Johnston · 3rd

COO of Takezō™, LLC

Portland, Oregon Metropolitan Area · 500+ connections ·

Contact info

Takezō™, LLC

Smith School of Bus
Queen's University

Experience

COO of Takezō™, LLC

Takezō™, LLC

Aug 2018 – Present · 1 yr 10 mos

Portland, Oregon Area

TRUTH IS, WE'RE ALL UNIQUE!

We custom fit clothing, ski boots, golf clubs, bicycles, homes, cars, eyeglasses....Why Not Our Nutrition?

Takezō™ is challenging the paradigm of "im-personal" nutrition by delivering premium, Custon FIT Nutrition solutions we all need and deserve.

...see mor



Custom FIT Nutrition

President

Johnston & Company

Aug 2004 – Jan 2020 · 15 yrs 6 mos

Portland, Oregon Area

Leading senior management teams to rapidly identify the drivers of business performance and risk. Unlocking key business information and using that information to implement operational and strategic solutions to increase revenue, cash, and equity value.

...see mor

CFO

Research Data Design, Inc.

Apr 2002 – Aug 2004 · 2 yrs 5 mos

Portland, Oregon Area

Strategic finance leader established strong accounting and finance team, standardized shareholder and Bank reporting, while securing $1.5 million working capital and $35 Million acquisition funding. Leadership of M&A program. Built a service-driven IT team supporting infrastructure across 5 locations and directed the transformation of information syst ...see mor

Manager, Consulting Solutions

Deloitte

Nov 1999 – Oct 2001 · 2 yrs

Portland, Oregon Area / National

Engagement Leader implementing Lean processes and driving increased profit and cost reductions in organizations within the mining and metals processing sectors as well as airlines and aircraft operations. Manager in the National Supply Chain Practice.

Manufacturing Process Manager/Divisional Controller

ESCO Corporation

Oct 1995 – Nov 1999 · 4 yrs 2 mos

Portland, Oregon Area

- Designed and conducted training of Lean Manufacturing principles for over 1500 employees.
- Directed Global configuration and use of Oracle ERP for manufacturing.
- Managed operating budget, costing, analysis and asset valuation for Global Manufacturing.
- Maintained general ledger. ...see mor

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Education

Smith School of Business at Queen's University

M.B.A., Finance and Operations

1991 – 1993

Activities and Societies: Treasurer of MBA Society

University of Guelph

Bachelor of Science (B.Sc.), Agricultural Business

1986 – 1990

Volunteer Experience

Member, Club Treasurer, Club Vice President
Rotary International
May 1995 – Feb 2012 • 16 yrs 10 mos
Disaster and Humanitarian Relief

Rotary Club of Greater Vancouver and Vancouver Sunrise Rotary Club

Course Maintenance and Race-Worker
Oregon Interscholastic Ski Racing Association (OISRA)
Jan 2007 – Mar 2014 • 7 yrs 3 mos
Education

Assist the organizers of specific OISRA sanctioned events. Weekly, on-mountain December through March

Emergency Department Volunteer
Legacy Health
Apr 2015 – Jun 2019 • 4 yrs 3 mos
Health

Assist with patient check-in/discharge, clean rooms, transport patients throughout hospital, maintain medical and office supplies in ED.

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Skills & Endorsements

Business Strategy · 26

Endorsed by **Reid A Block, who is highly skilled at this**

Endorsed by **5 of Andrew K.'s colleagues ESCO Corporation**

Management · 16

Endorsed by **2 of Andrew K.'s colleagues at ESCO Corporation**

Strategic Planning · 11

Reid A Block and 10 connections have given endorsements for this skill

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